Schedule 13G

Name of Issuer
Tower Tech Inc.

Title of Class of Securities
Common Stock

CUSIP Number
891864100

Name and IRS Identification Number of Reporting Person
Virginia Retirement System
54-6001808

Place of Organization
State of Virginia
United States of America

Sole Voting Power
0 shares

Sole Dispositive Power
0 shares

Aggregate amount beneficially owned by each reporting person
0 shares

Percent of class represented by aggregate amount
beneficially owned by each reporting person
0%

Type of reporting person
EP

Name of issuer
Tower Tech, Inc.

Address of Issuers Principal Executive Offices
Rural Route 3
P.  O. Box 1838
Chickasha, OK   73023

Name of Filing Person
Virginia Retirement System

Address of Principal Business Office
1200 East Main Street
Richmond, VA   23219

Citizenship
State of Virginia
United States of America

Ownership of Five Percent or Less of a Class
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 9, 1999
Chief Investment Officer